Exhibit 4.10

Summary Translation

Form of Purchase Framework Agreement with Dongguan Dingxin Trade Co., Ltd.

Party A: Dongguan Dingxin Trade Co., Ltd.

Legal Representative: Weiwen Yao

Party B: Dongguan Jiasheng Enterprise Co., Ltd.

Legal Representative: Junqiang Chen

1. Products to purchase: pets products and woven belt/tape

2. Quantity: It is estimated to be 16,000,000 yuan per year; final account settlement shall be determined by the actual purchase amount.

3. The quality and technology standard shall meet the national or industry standard and satisfy Party A’s requirement. Party A shall notify Party B in written form when requiring any changes in products.

4. Packaging standard: Party B shall be responsible for the packaging and cost while meeting the national standard and satisfying Party A’s requirement.

5. Party B shall be responsible for delivering the products to the designated site by Party A when the order is in a large quantity.

Party B provides transportation service and is responsible for transportation fee and insurance. Party B shall arrange the delivery time according to Party A’s order. Party A shall inform Party B within 24 hours if it cannot meet the order requirement due to a short order cycle.

6. All products shall be inspected according to the quality requirements. Party A shall raise any quality issues within seven days after delivery and Party B shall send over a special quality inspection personnel for solutions. Party B shall provide free maintenance, replacement or return if there is any quality issues during the warranty period,

7. Pricing: Party B shall offer favorable price based on the real time market price.

Account settlement: Party B shall issue an invoice to Party A before the 10th of each month based on the actual amount of monthly delivery; Party A shall arrange the payment upon confirmation of the accuracy of the invoice.

8. Breach of contact: Party A has the right to terminate the contract or cancel an order when Party B fails to deliver for more than ten days, and Party B shall be responsible for compensating Party A for any loss caused due to a delayed delivery or a missed delivery.

If Party A agrees to accept any unqualified products, Party B shall offer discounted price for those products; if Party A rejects those products, Party B shall provide free repair, exchange or return.

Any compensation or any other economical loss born by Party B shall be arranged to pay to Party A within ten days after the determination. Party A shall have the right to deduct all the aforesaid amounts directly from Party B’s payment.

9. In case of any force majeure, both parties shall reach out to each other for an agreement on whether to continue the contract or to terminate it.

10. The contract shall be effective as of the day of signature and seal. The contract period is for five years from July 1, 2014 to June 30, 2019. The parties may renew the contract with mutual consent.

Any supplementary agreement to this contract shall have the same effect. The contract is made into two copies with equal legal effect.

/seal/ Dongguan Dingxin Trade Co., Ltd.

/seal/ Dongguan Jiasheng Enterprise Co., Ltd.